



04019555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Researched Plans, Inc.

OFFICIAL USE ONLY
14212
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 Rochedale Way
(No. and Street)

Los Angeles, Ca 90049
(City) (State) (Zip Code)



RECEIVED
JUN 08 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David H. Steffen (310) 472-8383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy J. Lilligren, CPA
(Name – *if individual, state last, first, middle name*)

1001 6th Street, Suite, Manhattan Beach, Ca 90266
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David H. Steffen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy J. Lilligren, CPA, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHU TING WANG
COMMISSION 1375450
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
Commission Expires Sept. 17, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Researched Plans, Inc.
Financial Statements
and
Auditors' Report
For the Year Ended
March 31, 2004

Timothy J. Lilligren
Certified Public Accountant
1001 6th Street, Suite 150
Manhattan Beach, CA 90266

To the Board of Directors of
Investment Researched Plans, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Investment Researched Plans, Inc. as of March 31, 2004, and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Researched Plans, Inc. as of March 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commision. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Timothy J. Lilligren, CPA
May 21, 2004

Investment Researched Plans, Inc.
Statement of Financial Condition
March 31, 2004

ASSETS

Current Assets		
Cash	$	3,159
Securities owned, at market (cost $273,471)		339,944
Total Current Assets		343,103
TOTAL ASSETS	$	343,103

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued income taxes	$	1,091
Deferred tax liability	$	15,887
Total Current Liabilities		(16,978)

STOCKHOLDER'S EQUITY		
Common stock - par value $100; 500 shares authorized, 100 shares issued and outstanding	$	10,000
Additional paid-in capital		3,500
Retained Earnings		312,625
TOTAL STOCKHOLDER'S EQUITY		326,125
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	343,103

See accompanying notes to financial statements.

Investment Researched Plans, Inc.
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2004

Common Stock		
Beginning of year	$	10,000
End of year	$	10,000
Additional Paid in Capital		
Beginning of year	$	3,500
End of year	$	3,500
Retained Earnings		
Beginning of year	$	252,773
Net income		59,852
End of year	$	312,625
Total Stockholder's Equity	$	326,125

See accompanying notes to financial statements.

Investment Researched Plans, Inc.
Notes to Financial Statements
March 31, 2004

Note 1 - Nature of Business and Significant Accounting Policies

A. The Company is a broker-dealer,which earns fees and commissions from sales of investment company's shares.

B. The Company's investments in securities are treated as "trading securities" under FAS 115. Investments are carried at fair market values and unrealized gains and losses are recognized in income. Deferred taxes are provided for unrealized appreciation.

C. For the statement of cash flows the Company considers demand deposit and savings accounts as cash.

D. Income taxes are provided based on Statement of Financial Accounting Standards (SFAS) No. 109.

Temporary differences in the basis of assets and liabilities for financial statement and income tax reporting arise primarily due to the following:

a. Unrealized appreciation of securities, included for financial reporting purposes, but not for income tax purposes.

E Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Researched Plans, Inc.
Notes to Financial Statements
March 31, 2004

Note 2 - Income Taxes

The provision for income taxes is based on income as reported in the financial statements. As a result of temporary differences, as explained in Note 1, the provision for financial reporting differs from the taxes currently payable.

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 1,392	$ 826	$ 2,218
Deferred	10,613	5,916	16,529
Total	$ 12,005	$ 6,742	$ 18,747

Deferred tax liability consists of the following timing differences that are recognized on the tax return in years different than on the financial statements:

Unrealized gains on securities	$ 15,887

Note 3 - Concentrations of Risk

The Company owns marketable securities subject to price fluctuations as determined by the market's supply and demand. At times these price fluctutations could be material.

Note 4 - Related Party Transaction

Medical reimbursements represent medical costs by the officers and owners of the corporation.

Timothy J. Lilligren.
Certified Public Accountant
1001 6th Street, Suite 150
Manhattan Beach, CA 90266

To the Board of Directors,

Investment Researched Plans, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Investment Researched Plans, Inc. for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Investment Researched Plans, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). Because of the nature of the Registrant's business the examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-a3;(iii) compliance with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with

generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.,



Timothy Lilligren, CPA
May 21, 2004

Investment Researched Plans, Inc.
Schedules Required Pursuant To Rule 17a-5(d)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
as of March 31, 2004

Stockholder's equity at March 31, 2004 per Statement of Financial Condition	$ 326,125
Less:	
Haircuts on investment securities	(35,975)
	$ 290,150

Schedule II
Computation of Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3
as of March 31, 2004

This Schedule is not applicable.

Investment Researched Plans, Inc.
Schedules Required Pursuant To Rule 17a-5(d)

Schedule III
Information for Possession or Control Requirements
Under Rule 15c3-3
as of March 31, 2004

This Schedule is not applicable.

Schedule IV
Reconciliation Pursuant to Rule 17a-5(d)(4)
as of March 31, 2004

Net capital as reported in the most recent unaudited filing of Form X-17A-5 ($ 311,750) does not equal net capital per Schedule I ($ 290,150).

Net Capital per Form X-17A-5	$ 311,750
Adjustments:	
Securities valuation	(3,091)
Prepaid taxes	(2,218)
Deferred taxes	(16,529)
Difference in Haircut Calculation	238
Net Capital Per Schedule I	$ 290,150